SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES

         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                              to

Commission file number 0-29816

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Triad Hospitals, Inc. Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Triad Hospitals, Inc.

5800 Tennyson Parkway

Plano, Texas 75024

(214) 473-7000

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Triad Hospitals, Inc. Retirement Savings Plan

As of December 31, 2002 and 2001 and for the year ended December 31, 2002

Triad Hospitals, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001

and for the year ended December 31, 2002

Report of Independent Auditors

Plan Administrator

Triad Hospitals, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Triad Hospitals, Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  Ernst & Young LLP

Ernst & Young LLP

June 5, 2003

Triad Hospitals, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Cash	$1,073,456	$—
Investments:
HCA Inc. Common Stock	—	78,113,797
Triad Hospitals, Inc. Common Stock	36,971,242	36,229,757
Triad Hospitals, Inc. Common Stock (unallocated)	62,643,000	70,440,000
LifePoint Hospitals, Inc. Common Stock	—	3,837,976
Registered investment companies	528,687,339	222,646,934
Collective Short-Term Investment Fund	1,165,060	2,558,638
Participant loans	9,908,642	6,801,617

Total investments	639,375,283	420,628,719

Receivables:
Employer matching contribution	291,751	68,947
Employer supplemental contribution	21,608,520	439,580
Participants contributions	1,043,770	265,144
Interest and dividends	1,104,549	431,238

Total receivables	24,048,590	1,204,909

Total assets	664,497,329	421,833,628

Liabilities
Note payable to Triad Hospitals, Inc.	22,606,412	25,611,438
Cash overdraft	—	310,930
Other	180,272	106,535

Total liabilities	22,786,684	26,028,903

Net assets available for benefits	$641,710,645	$395,804,725

See accompanying notes.

Triad Hospitals, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Investment income (loss):
Net depreciation in fair value of investments	$(43,108,259)
Interest and dividends	10,686,312

(32,421,947)

Contributions:
Participants	51,278,904
Employer matching	23,373,900
Employer retirement	4,669,769
Employer supplemental	21,168,940
Rollovers	1,914,131

102,405,644

Deductions:
Benefits paid to participants	68,684,571
Interest expense	1,664,743
Administrative expenses	2,485,103

Total deductions	72,834,417

Transfer out to another plan	(5,284,822)
Transfer in from another plan	254,041,462

Net increase	245,905,920
Net assets available for benefits at beginning of year	395,804,725

Net assets available for benefits at end of year	$641,710,645

See accompanying notes.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of Triad Hospitals, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

Triad Hospitals, Inc. (the Company or Triad) was created May 11, 1999 (the closing date) upon completion of a spin-off by HCA Inc. (HCA). Triad created the Plan effective on the closing date.

The Plan replaced benefits previously provided by HCA through the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan, Columbia/HCA Salary Deferral Plan, Columbia/HCA Healthcare Corporation Stock Bonus Plan, HealthTrust, Inc. 401(k) Retirement Program, and/or the EPIC Healthcare Group, Inc. Profit Sharing Plan (collectively referred to hereinafter as the Prior Plans).

On April 27, 2001, the Company acquired Quorum Health Group, Inc. (Quorum). Effective January 1, 2002, all participants of the Quorum 401(k) Plan, with the exception of the individuals employed under Abilene Physicians Group and Northwest Primary Care Physicians, P.A., became participants in the Plan. The related transfer of assets from the Quorum 401(k) Plan is reflected as a transfer in from another plan on the statement of changes in net assets available for benefits.

The transfer out to another plan on the statement of changes in net assets available for benefits is related to the sale of the VHS of Paradise Valley Facility to Vanguard Health Systems, Inc. effective October 31, 2001.

The Plan is a defined contribution plan which provides retirement, disability, and death benefits for all of the employees of the Company. The Plan covers employees of the Company who have at least two months of service. Employees whose employment is subject to a collective bargaining agreement (unless such agreement provides to the contrary) and leased employees are not entitled to participate in the Plan. All individuals who were employed by the Company on the closing date and who were active participants in one or more of the Prior Plans became participants of the Plan on the closing date. A component of the Plan operates as a leveraged employee stock ownership program (ESOP) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Effective March 15, 2002, upon completion of two months of service, as defined by the Plan, non-highly compensated and highly compensated participants may voluntarily elect to defer salary and contribute the amount deferred to the Plan (participants’ contributions) in amounts up to 50% and 13% of their annual compensation, respectively. Prior to March 15, 2002, upon completion of two months of service, as defined by the Plan, non-highly compensated and highly compensated participants could voluntarily elect to defer salary and contribute the amount deferred to the Plan (participants’ contributions) in amounts up to 18% and 8% of their annual compensation, respectively.

New employees that meet eligibility requirements automatically defer 3% of their annual compensation as participant contributions to the Plan unless the participant directs the Plan Sponsor otherwise. Additionally, participants may also rollover amounts representing distributions from other qualified plans.

The Company contributes, on behalf of each participant, an amount equal to 50% of a participant’s contribution (Employer Matching Contribution), not to exceed 1.5% of the participant’s compensation.

The Company makes an Annual Employer Contribution, which is allocated to eligible participants. For a participant to be eligible to receive their portion of the Annual Employer Contribution, the participant must have been employed by the Company on the first day of the Plan year, have completed at least one year of service, and, as of the last day of the Plan year, must have been actively employed.

The Annual Employer Contribution calculation is based on the following schedule:

Years of Service on Last Day of Plan Year	Allocation as a Percent of Participant’s Compensation
Less than 5	2
5 but less than 10	3
10 or more	5

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Annual Employer Contribution consists of an ESOP Contribution (ESOP Contribution) equal to 300,000 shares of Triad Hospitals, Inc. common stock (Triad common stock) (see Note 3) at the present market value on December 31 relating to the Note Payable to Triad (see Note 4) and any remaining amount due, if necessary, is remitted to the Plan in the form of cash (Employer Supplemental Contribution).

Participants may direct all participant contributions, the Employer Matching Contribution and the Employer Supplemental Contribution to several different Plan investment options, except Triad common stock. The ESOP Contributions are remitted in Triad common stock and are non-participant directed until a participant has obtained age 55.

Effective December 31, 2001, Barberton Union Employees were allowed to participate in the Plan. However, they are excluded from receiving Employer Matching Contributions and Annual Employer Contributions (consisting of the ESOP Contributions and the Employer Supplemental Contributions).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and Employer Matching Contribution, and the participant’s allocation of the ESOP and Supplemental Contributions and investment earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested with respect to their participant’s contributions plus earnings thereon. Vesting of the Employer Matching, ESOP and Supplemental Contributions plus earnings thereon is as follows:

Years of Service	Vested Percentage
<2	0%
2-3	20%
3-4	40%
4-5	60%
5+	100%

All balances transferred from the Prior Plans and associated earnings are 100% vested, with the exception of the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan and the Columbia/HCA Healthcare Corporation Stock Bonus Plan. Vesting provisions for former participants of these plans is based on years of continuous service. These participants are vested 20% after three years of service. An additional 20% is vested with each additional year of service until the participant becomes fully vested after seven years of service.

Participant Loans

Participants may borrow from their account subject to a minimum of $1,000, and up to a maximum equal to $50,000 less the highest outstanding loan balance in the preceding twelve months, or the lesser of 50% of vested balances in all accounts available for loans, as defined by the Plan. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Principal and interest is paid ratably through payroll deductions. The interest rate is determined based on the prime rate charged by the Northern Trust Company (the Trustee).

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant becomes 100% vested and may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump-sum amount or in annuity payments. For

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are available for a participant upon attainment of age 59½. Hardship withdrawals are available for a participant experiencing qualifying circumstances.

Forfeited Accounts

Forfeitures attributable to Employer Contributions are allocated to accounts of participants employed on the last day of the Plan year in which such forfeitures are created, pro rata based on participants Annual Retirement Contribution account balances. Any other forfeitures are utilized to reduce the Employer Matching Contribution and any Employer Supplemental Contribution. During the year ended December 31, 2002 amounts totaling $2,084,322 were used to reduce the Company’s contributions made to the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Participant loans are valued at their carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Certain administrative expenses are paid by the Plan.

3. Investments

During 2002, the Plan Administration eliminated the investment options in HCA Inc. Common Stock (HCA common stock) and LifePoint Hospitals, Inc. Common Stock (LifePoint common stock) and the amounts invested in these investment options were transferred to alternative investment options as directed by the participant. If the participant did not specify which investment option, these amounts were transferred to the Stable Value Fund. Unless the Plan Administrator directed otherwise, participants had no voting rights with regard to the investment in HCA common stock or LifePoint common stock. Prior to the elimination of the investment options in HCA common stock and LifePoint common stock, participants were able to direct investments out of these funds, but no future investments could be made in these funds. The Plan Administrator or the Company could direct some or all of the HCA and/or LifePoint common stock to be sold and invested in Triad common stock.

During 1999, the Plan purchased 3,000,000 shares of Triad common stock for use in connection with the ESOP component of the Plan (ESOP stock). The ESOP stock is held in a secondary trust which is administered by U.S. Trust Company, N.A. (the Secondary Trustee). The ESOP stock is collateral for the Triad Note (see Note 4). As payments are made on the Triad Note, shares are released from collateral based upon the ratio of principal and interest paid during the period over the total principal and interest payments due under the Triad Note. Released shares are allocated to participant accounts in accordance with the ESOP allocation. Participants do not have any investment discretion regarding the ESOP stock allocated to their accounts. Participants can direct the voting of ESOP stock allocated to their account. The Secondary Trustee votes any unallocated ESOP stock and any allocated ESOP stock for which the Secondary Trustee did not receive voting directions proportionately in accordance with the voting directions that were received. As of December 31, 2002, a total of 1,200,000 shares in total have been released from collateral.

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect the amounts reported in the statements of net assets available for benefits.

During 2002, the Plan’s investments (including investments bought, sold, and held during the period) depreciated in value as follows:

Registered investment companies	$(58,773,674)
Common stock	15,665,415

$(43,108,259)

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 are:

2002
Triad Hospitals, Inc. Common Stock	$99,614,242
Core Equity Fund	106,317,450
PIMCO Total Return Fund	110,260,397
PRIMCO Stable Value Fund	179,278,495
Berger Small Cap Value Investment Fund	90,717,991

2001
HCA Inc. Common Stock	$78,113,797
Triad Hospitals, Inc. Common Stock	106,669,757
Core Equity Fund	54,931,950
PIMCO Total Return Fund	50,908,296
PRIMCO Stable Value Fund	45,319,202
Berger Small Cap Value Investment Fund	44,329,366

4. Note Payable to Triad

In June 1999, the Plan borrowed $34,500,000 from the Company and used the proceeds to purchase the ESOP stock (see Note 3). The Note Payable to Triad (Triad Note) is to be repaid annually in equal annual installments of $4,669,769 (principal and interest) over a period of ten years at 6.5% interest. The Triad Note requires the Company to make

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4. Note Payable to Triad (continued)

Employer Retirement Contributions in amounts sufficient to cover the required principal and interest payments. The Triad Note is collateralized by the ESOP stock. Making the payment under the Triad Note results in shares of Triad common stock being released from collateral under the Triad Note. The Company has no rights against the shares once the ESOP stock is allocated to participant accounts. As of December 31, 2002, payments due under the Triad Note and the schedule for release of ESOP stock from collateral was as follows:

	Principal	Stock Released
2003	$3,200,351	300,000
2004	3,408,374	300,000
2005	3,629,919	300,000
2006	3,865,864	300,000
2007	4,117,145	300,000
2008	4,384,759	300,000

	$22,606,412

5. Non-Participant Directed ESOP Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed ESOP investments is as follows:

	December 31, 2002
	Allocated	Unallocated
Net assets:
Triad Hospitals, Inc. common stock	$22,229,644	$62,643,000
Note payable to Triad	—	(22,606,412)

	$22,229,644	$40,036,588

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant Directed ESOP Investments (continued)

	December 31, 2001
	Allocated	Unallocated
Net assets:
Triad Hospitals, Inc. common stock	$16,429,895	$70,440,000
Note payable to Triad	—	(25,611,438)

	$16,429,895	$44,828,562

	Year ended December 31, 2002
	Allocated	Unallocated
Net appreciation (depreciation) in fair value of investments	$(612,887)	$1,152,000
Interest	2,952	—
Employer retirement contribution	—	4,669,769
Benefits paid to participants	(2,349,567)	—
Transfers	8,768,748	(8,949,000)
Interest expense	—	(1,664,743)
Administrative expenses	(9,497)	—

	$5,799,749	$(4,791,974)

6. Related Party Transactions

Certain plan investments are managed by an affiliate of the Trustee. Certain other plan investments are shares of the Triad common stock.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

7. Transfer In From/Out To Another Plan

Throughout the year the following transfers in from another plan occurred:

Hospital Corporation of Douglas, Inc. Money Purchase Pension Plan	$123,862
Hospital Corporation of Douglas, Inc. 401(k) Retirement Plan	30,000
Quorum 401(k) Plan	253,887,600

$254,041,462

Throughout the year the following transfers out to another plan occurred:

Vanguard Health Systems/Vanguard 401(k) Plan	$5,284,822

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested with regard to their Employer Matching Contribution, and Employer Retirement and Supplemental Contributions.

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 7, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$641,710,645	$395,804,725
Amounts allocated to withdrawing participants	(491,583)	(342,802)

Net assets available for benefits per the Form 5500	$641,219,062	$395,461,923

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002, to Form 5500:

Benefits paid to participants per the financial statements	$68,684,571
Amounts allocated to withdrawing participants at December 3l, 2002	491,583
Amounts allocated to withdrawing participants at December 3l, 2001	(342,802)

Benefits paid to participants per Form 5500	$68,833,352

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedule

Triad Hospitals, Inc. Retirement Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 75-2816101 Plan #: 001

December 31, 2002

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	Triad Hospitals, Inc.	Triad Hospitals, Inc. Common Stock (ESOP stock/non-participant-directed)	$32,719,927	$84,872,644
*	Triad Hospitals, Inc.	Triad Hospitals, Inc. Common Stock	N/A	14,741,598
	J.P. Morgan & Co. Inc. and
	Putnam Investments	Core Equity Fund	N/A	106,317,450
	Pacific Investment Management Company	PIMCO Total Return Fund	N/A	110,260,397
	Invesco	PRIMCO Stable Value Fund	N/A	179,278,495
	Berger Funds	Berger Small Cap Value Investment Fund	N/A	90,717,991
	Putnam Investments	Putnam International Growth A Fund	N/A	28,038,550
	Barclays Global Investors	BGI Equity Index H Fund	N/A	14,074,456
*	The Northern Trust Company	Collective Short-Term Investment Fund	N/A	1,165,060
*	Participant Loans	General purpose loans, interest rates ranging from 5% to 9.5%	N/A	9,908,642

			$32,719,927	$639,375,283

*	Party-in-interest

N/A Reporting not required because investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Triad Hospitals, Inc. Retirement Savings Plan

Date:	June 27, 2003	By	/s/ Ricky E. Thomason
Ricky E. Thomason Vice President of Human Resources

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23.1	Consent of Independent Auditors	18

99.1	Certification	19